UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gushan Environmental Energy Limited

(Name of Issuer)

Ordinary Shares, par value HK$0.00001 each

(Title of Class of Securities)

40330W 205

(CUSIP Number)

Jianqiu YU

Carling Technology Limited

Room 908, China Merchants Tower

168-200 Connaught Road Central,

Sheung Wan, Hong Kong

(852) 2587 7202

With copies to:

Joseph W.K. CHAN

Sidley Austin LLP

Suite 1901, Shui On Plaza

No. 333 Middle Huai Hai Road

Shanghai 200021

China

(86) 21 2322 9322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40330W 205

1.	NAME OF REPORTING PERSON: Gemino Success Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON 0

CUSIP No. 40330W 205

1.	NAME OF REPORTING PERSON: Hero Track Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 40330W 205

1.	NAME OF REPORTING PERSON: Hero Track Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 40330W 205

1.	NAME OF REPORTING PERSON: Jianqiu Yu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, SC, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

Introductory Note

This Amendment (this “Amendment”) is being filed jointly by Gemino Success Limited, a company organized and existing under the laws of the British Virgin Islands, Hero Track Holdings Limited, a company organized and existing under the laws of Hong Kong, Hero Track Limited, a company organized and existing under the laws of the British Virgin Islands, and Mr. Jianqiu Yu (“Mr. Yu”, and together with Gemino Success Limited, Hero Track Holdings Limited and Hero Track Limited, the “Reporting Persons”). This Amendment amends and supplements the Schedule 13D with respect to Gushan Environmental Energy Limited (the “Company”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 28, 2012 (the “Original Schedule 13D”). Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Terms used but not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On September 20, 2012, at 11:00 am (Hong Kong time), an extraordinary general meeting of shareholders of the Company was held at 8th Floor, Room 802-3, The Hong Kong Club Building, 3A Chater Road, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to approve the ordinary resolution to adjourn the extraordinary general meeting to October 15, 2012 in order to provide ADS holders and shareholders with additional time to consider the agreement and plan of merger, dated as of June 4, 2012, as amended on September 13, 2012 (the “Merger Agreement”), by and among the Company, Trillion Energy Holdings Limited, a business company limited by shares incorporated under the laws of the British Virgin Islands (“Parent”) wholly-owned by Mr. Jianqiu Yu, Trillion Energy Investments Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and Mr. Yu and to review the updated proxy materials.

On October 15, 2012, at 11:00 am (Hong Kong time), an extraordinary general meeting of shareholders of the Company was held at 8th Floor, Room 802-3, The Hong Kong Club Building, 3A Chater Road, Hong Kong. At the extraordinary general meeting, the shareholders of the Company voted to approve and adopt the Merger Agreement and to approve the transactions contemplated by the Merger Agreement, including the merger, and the proposal to authorize the directors of the Company to do all things necessary to give effect to the amended merger agreement.

On October 17, 2012, the Company and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of October 17, 2012, pursuant to which the merger of Merger Sub with and into the Company became effective on October 17, 2012. As a result of the merger, the Company will cease to be a publicly traded company and has become a wholly owned subsidiary of Parent.

At the effective time of the merger, each outstanding Ordinary Share will be cancelled in exchange for the right to receive $0.165 per Ordinary Share and each ADS, each representing ten Ordinary Shares, will be cancelled in exchange for the right to receive $1.65 per ADS (less $0.05 per ADS cancellation fee pursuant to the terms of the deposit agreement), in each case, in cash without interest and net of any applicable withholding taxes. Any Ordinary Shares and ADSs beneficially owned by the Reporting Persons and any Ordinary Shares held by the ADS depositary which are not represented by ADSs will be cancelled for no consideration. Any Ordinary Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Islands Companies Law will be cancelled for the appraised or agreed value under the Cayman Islands Companies Law.

As a result of the merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the SEC, the registration of the ADSs of the Company and the Ordinary Shares underlying them and the reporting obligations of the Company under the Exchange Act will be terminated.

As a result of these transactions, the Reporting Persons no longer beneficially own any Ordinary Shares of the Company.

Item 5.	Interest in Securities of the Company

(a) As of the date of this Schedule, the Reporting Persons do not beneficially own any Ordinary Shares.

(b) As of the date of this Schedule, the Reporting Persons do not beneficially own any Ordinary Shares. As such, the Reporting Persons do not have any voting power over any Ordinary Shares.

(c) Except for the transactions described in Item 4, none of the Reporting Persons effected any transactions in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) October 17, 2012

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 24, 2012

Gemino Success Limited	By:	/s/ Jianqiu Yu
	Name:	Jianqiu Yu
	Title:	Sole director and sole shareholder

Hero Track Limited	By:	/s/ Lili Yu
	Name:	Lili Yu
	Title:	Sole director

Hero Track Holdings Limited	By:	/s/ Lili Yu
	Name:	Lili Yu
	Title:	Sole director

Jianqiu Yu	/s/ Jianqiu Yu
Jianqiu Yu